
02060753

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: CML Microsystems plc

*CURRENT ADDRESS: Oval Park - Hatfield Road
Langford - Maldon
Essex CM9 6WG
United Kingdom

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 3176 FISCAL YEAR 3/31/02

- *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DATE: 12/20/02

REPORT AND ACCOUNTS

2001



CML
Microsystems
Plc



CML Microsystems Plc

REPORT AND ACCOUNTS

2001

REPORT AND ACCOUNTS

2001

REPORT AND ACCOUNTS

2001

REPORT AND ACCOUNTS

2001

REPORT AND ACCOUNTS

2001

REPORT AND ACCOUNTS

2001

Contents

The Year AT A GLANCE

	2001 £'000	2000 £'000
Turnover	21,719	19,751
Profit before tax	5,324	2,136
Shareholders' Net Assets	20,912	17,477
Earnings per Share	26.38p	10.73p
Dividend per Share	10.5p	8.5p

Summary OF OPERATIONS

CML Microsystems Plc was founded in 1968. In February 1984 its shares were admitted to the Unlisted Securities Market and in July 1996 its shares were admitted to the Official List of the London Stock Exchange.

The Group currently consists of five trading subsidiaries: Consumer Microcircuits Limited, MX.COM INC., Integrated Micro Systems Limited and CML Microcircuits (Singapore) Pte Ltd, who form the semiconductor division which designs, manufactures and sells monolithic and other miniature electronic devices used in communication systems and Radio Data Technology Limited who design and produce data-communication equipment.

The Group's trading operations are located at Maldon, Witham and Rochester in the UK, Winston-Salem, North Carolina in the USA and in Singapore.



Five Year SUMMARY


1 Turnover
£18,232,628
£20,611,417
£20,617,455
£19,751,447
£21,719,181
1997
1998
1999
2000
2001


2 Profit before tax
£1,934,346
£2,523,562
£1,328,840
£2,135,655
£5,324,383
1997
1998
1999
2000
2001


3 Basic Earnings per Share
8.40p
10.99p
4.96p
10.73p
26.38p
1997
1998
1999
2000
2001


4 Shareholders' Net Assets per Share
110.30p
113.77p
119.65p
122.11p
143.13p
1997
1998
1999
2000
2001

George William Gurry
Aged 69, is Group Executive Chairman. He is a founder of the Company.

Nigel Graham Clark
Aged 47, joined the Group in August 1980. He was appointed Company Secretary in December 1983 and Financial Director in December 1985.

George James Bates
Aged 54, joined the Group in November 1971. He was appointed a director in May 1994.

Christopher Arthur Gurry
Aged 37, joined the Group in 1994. He was appointed to the board in April 2000 as Business Development Director.

Ronald Jacob Shashoua
Aged 67, joined the Group as a Non-Executive Director in June 1996. Formerly of Casson Beckman, Chartered Accountants, Mr Shashoua was a corporate finance specialist partner and also held a number of management positions within the partnership, including Chief Executive.

Registered Office
Oval Park
Langford
Maldon
Essex CM9 6WG

Registrars and Transfer Office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

ADR Depositary
The Bank of New York
ADR Division 22nd Floor
101 Barclay Street
New York NY 10286 U S A

Auditors
Baker Tilly
Chartered Accountants
2 Bloomsbury Street
London WC1B 3ST

Directors AND ADVISORS

Stockbrokers
Beeson Gregory Limited
The Registry
Royal Mint Court
London EC3N 4EY

Solicitors
Kidd Rapinet
14 & 15 Craven Street
London WC2N 5AD

Womble Carlyle Sandridge & Rice
200 West Second Street
Winston-Salem
North Carolina
U S A

Financial Public Relations
Binns & Co Public Relations Ltd.
16 St Helen s Place
London
EC3A 6DF

Adam Friedman Associates
11 West 44th Street
New York
NY USA

Bankers
Barclays Bank Plc
9 High Street
Colchester
Essex CO1 1DD



Chairman's STATEMENT

I am pleased to report on a year that has seen your Company post a quite satisfying increase to its final results. Following from the firm improvement that I had reported at the half-way stage, a similarly positive outcome was achieved for the closing six month period, and the results for the full trading year ending 31 March 2001 come out showing an increase much in line with your Board's expectations.

Group turnover grew to £21.72m, a 10% rise on the previous full year (2000: £19.75m), but a 22% gain when compared on a like for like "continuing businesses" basis (2000: £17.76m). The accounts (note 27) provide further comparative figures, which draw on the disposal of the group's traffic interests in the prior year.

Group operating profit shows an increase to £4.75m, approximately 150% up on the posted prior result (2000: £1.9m), but an increase of 51% when measured on the continuing businesses basis (2000: £3.15m). The net income from interest earnings rose two-fold over the figure for the year earlier.

Pre-tax profit grew to £5.324m, again showing a 150% rise on the prior year (2000: £2.135m), but perhaps more appropriately stated as a 57% increase on the continuing businesses basis (2000: £3.398m). The group's operations, which are now conducted principally in the area of semiconductor products, are delivering approximately 24% of turnover to the pre-tax profit level.

A reduced level of Corporation Tax for the UK companies resulted from the R&D Tax Credit legislation introduced for the year. This has largely contributed to the reduced tax charge, but this benefit will not necessarily be available in any subsequent years. The group's effective tax rate for the year is reduced to 29%.

Fully diluted earnings per ordinary share rose by 141% to 25.86p per share (2000: 10.71p). The Company made no market purchase of its shares during the year, and the number of shares in issue grew only slightly as the result of options exercised under the Employee Share Option schemes.

After increased expenditure on R&D, up by £400k to slightly over £2m, and representing approximately 9% of turnover, the Group's net cash reserves amounted to £10.9m at the year end (2000: £6.85m). This equates to 74.6p per share.

Your Directors believe that these results represent a year of confident progress by your Company, and they are recommending the payment of a dividend of 10.5p per ordinary share, an increase of 23.5% over that paid for the year earlier (2000: 8.5p per ordinary share). This dividend, if approved, will be payable on 3 August 2001 to all shareholders registered as at 6 July 2001.

Each of the group's semiconductor operating companies closed the year having posted firmly increased sales, led principally by their improving penetration of the markets for the group's growing range of devices serving the Wire-line Telecom, Wireless Data and Private Mobile Radio market areas.

Taken on a territorial basis, the healthiest gains were evident through sales to customers located in the Far East and the Americas, while a useful improvement was also seen in the figures recorded for Europe. Sales into the UK, as reported in these accounts, show a comparative that is inclusive of the discontinued business.

As I noted with my interim statement, the eventual territory for which sales are recorded may be different from the point where the effective sale was secured. This is a feature common to the markets that the group currently addresses, and which the extensive distribution and technical support presence provided through its operating companies serves well.

The group maintains a rolling programme for new product development, and the level of investment increased in the year as I have mentioned. The group's products are already achieving best-solution status in key opportunity areas of its markets, and recent and current new-product programme focus will reinforce and expand the group's positioning for continued growth.

Wireless Data, in the forms that support Telemetry, Telematics and mobile information and e-mail services, is a growing application supported by various narrow-band spectrum owners operating in many countries. Of the four principle data-only technologies employed worldwide, the group has had product deployed in three. It launched both second-generation and an advanced fourth-system part during the year, and will shortly introduce a further high-integration new product.

Wire-line communications has many facets. The group is active in several of these, particularly where very low power requirements are the application pre-requisite. The group's products enjoy success in this area, and this is exploited through the group's perceptive approach to new opportunities. Design activities initiated during the year will result in substantial product launches during the second half of this present year.

Private Mobile Radio is a term associated with professional two-way radio communication, but is increasingly used to distinguish private and personal radio uses from the public mobile subscription networks. The group is very active in both the professional and leisure areas of "private mobile radio", and is adaptive to the changes taking place within each. The trend from analogue towards digital for professional users is recognised through group digital solutions, and the slow pace is being addressed through dual-mode devices due for release in this opening half.

I share the awareness of your Board, and of the management of its operating companies, that the conditions generally forecast for some group market areas are not presently conducive to growth. I do not doubt that challenge is and will be experienced.

I am optimistic, however, that your Company will achieve its forecast of a firm improvement to its results for the current year.

In closing, I would like to acknowledge the vital contribution that the group's employees make towards your Company's success, and to extend my thanks and appreciation for their loyal support and continuing dedicated effort on its behalf.

G W Gurry

Chairman



Report OF THE DIRECTORS

The directors submit their Report and Group financial statements for the year ended 31st March 2001.

Statement of Directors' Responsibilities in respect of the Financial Statements

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing the financial statements, the directors are required to:

a) select suitable accounting policies and apply them consistently;
b) make estimates and judgements which are reasonable and prudent;
c) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
d) prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Principal Activities

The Group designs, manufactures and markets a range of electronic products for use in the communications industries.

Business Review and Future Developments

Business review details and an indication of likely future developments are contained in the Chairman's Statement on page 4.

Results

The results for the year are set out in the Group profit and loss account on page 10. The Group's pre-tax profits were £5,324,383 (2000 - £2,135,655) and profits attributable to Ordinary shareholders were £3,814,237 (2000 - £1,503,832).

Dividends

The directors propose a dividend of £1,534,054 for the year (2000 - £1,216,591) payable on 3rd August 2001. This is equivalent to 10.5p per 5p Ordinary share (2000 - 8.5p per 5p Ordinary share).

Research and Development

The Group actively reviews technical developments in its markets with a view to taking advantage of the opportunities available to maintain and improve its competitive position.

Directors and their Interests

The directors of the Company at 31st March 2001 all of whom have served throughout the year unless otherwise stated, together with their beneficial interests in the shares of the Company were:

	Ordinary Shares of 5p each	
	31st March 2001	1st April 2000 or date of appointment
G.W. Gurry	2,982,182	2,982,182
The Gurry Family Trust	1,400,000	1,400,000
N.G. Clark	92,769	75,888
G.J. Bates	44,409	40,000
C.A. Gurry	405,061	405,061
R.J. Shashoua	64,371	53,330

Details of the share options granted to directors are disclosed in the Directors' Remuneration Report within note 5 to the financial statements.

There have been no changes in the directors' share interests or options between 1st April 2001 and 1st June 2001.

There are no contracts of significance in which the directors have an interest.

Mr C. A. Gurry was appointed to the Board as Business Development Director on 3rd April 2000.

Report OF THE DIRECTORS

Substantial Shareholdings
Other than the directors' interests shown on page 6 the Company has been advised of the following substantial holdings as at 1st June 2001:

M & G Investment Management Ltd.	10.58%
Eaglet Investment Trust PLC	8.76%
Fidelity International Limited	6.23%
Standard Life Investments	4.03%

Payment of Creditors
It is the Company's policy to negotiate payment terms with its suppliers in all sectors and to ensure that they know the terms on which payment will take place when the business is agreed. It is our policy to abide by these terms. The Company has no trade creditors outstanding at the end of the financial year and therefore the Company's practice in respect of the year with regard to its payment of creditors, as defined by the Companies Act 1985, has been zero days.

Annual General Meeting
The notice of the Annual General Meeting sets forth resolutions for the customary Ordinary Business and also Special Business comprising one Ordinary Resolution and one Special Resolution relating to the following matters:

Ordinary Resolution
The renewal of the authority granted at the Annual General Meeting of the Company held on 2nd August 2000 for the Company to purchase its own shares.

Special Resolution
The renewal of the authority granted at the Annual General Meeting of the Company held on 2nd August 2000 for the directors to allot shares free of statutory pre-emption rights up to a nominal amount of £36,500.

Disabled Employees
The Company makes every reasonable effort to ensure that disabled employees receive equal opportunities and are not discriminated against on the grounds of their disability.

Employee Involvement
The Company encourages employees to participate directly in the success of the business through a free flow of information and ideas.

Auditors
A resolution to re-appoint Baker Tilly, Chartered Accountants, auditors of the Company, will be put to the members at the Annual General Meeting.

By order of the Board
N.G. Clark
Secretary; 18th June 2001



Corporate GOVERNANCE

Principles of Good Governance

Directors

The Group is led and controlled by an effective Board, which comprises four executive directors and one independent non-executive director.

George Gurry performs the roles of both Chairman and Chief Executive, although the close involvement in all operational matters of the other executive directors ensures that there is an appropriate balance of power and authority.

Board meetings are held on a regular basis and all directors participate in the key areas of decision making, including the appointment of new directors, although there is no separate nomination committee due to the current size of the Board. The Board receives timely information on all material aspects about the Group to enable it to discharge its duties.

There is no agreed formal procedure for the directors to take independent professional advice at the Company's expense.

All directors except for George Gurry submit themselves for re-election at the Annual General Meeting at regular intervals.

There are no specific terms of appointment for non-executive directors.

Directors' Remuneration

The Remuneration Committee consists of the Chairman and Finance Director who are responsible for considering and approving the terms of service, remuneration, bonuses, share options and other benefits of all directors. This is done having regard to the size and nature of the business and the importance of retaining and motivating management. No director has a service contract with the Company and there are no formal bonus schemes in force.

Details of the remuneration of each director are set out in Note 5 to the financial statements.

Relations with Shareholders

The Chairman, Finance Director and Business Development Director are the Company's principal spokesmen with investors, fund managers, the press and other interested parties.

At the Annual General Meeting, private investors are given the opportunity to question the Board and to meet them afterwards.

Accountability and Audit

The Board believes that it presents a balanced and understandable assessment of the Group's position and prospects.

Due to the current size of the Board, the Company does not have an Audit Committee.

The Finance Director is responsible for reviewing the scope and results of the audit and its cost effectiveness and the independence and objectivity of the auditors.

Internal Controls

The Combined Code specifies that the directors should at least annually conduct a review of the effectiveness of the Group's system of internal controls and should report to shareholders that they have done so. This extended the previous requirement in respect of internal financial controls to cover all controls including financial, operational, compliance and risk management.

The Group maintains systems of internal control to safeguard the shareholders' investment and the Group's assets, and to facilitate the effective and efficient operation of the Group. These systems enable the Group to respond appropriately and in a timely fashion, to significant business, operational, financial, compliance and other risks which may otherwise prevent the achievement of the Group's objectives. However, the Group recognises that it operates in highly competitive markets that can be affected by factors and events outside its control. It is committed to minimising risks arising wherever possible and accepts that internal controls, rigorously applied and monitored, are an essential tool in achieving this objective. Formal procedures are currently being put in place to report the effectiveness of the Group's internal control procedures to the Board.

The directors are also responsible for the Group's system of internal financial control. Although no system of internal financial control can provide absolute assurance against material misstatement or loss, the Group's systems are designed to provide the directors with reasonable assurance that problems are identified on a timely basis and dealt with appropriately. The key procedures that have been established and which are designed to provide effective internal financial control are as follows:

Management Structure - The Board of Directors meets regularly to discuss all material issues affecting the Group.

Investment Appraisal - The Group has a clearly defined framework for capital expenditure requiring approval by key personnel and the Board where appropriate.

Budgets and Forecasts - Budgets and forecasts are approved by the Board for each individual subsidiary and are reviewed regularly and updated where necessary throughout the year.

The Board has reviewed the effectiveness of the system of internal financial control as it has considered the major business risks and the control environment. No significant control deficiencies were reported during the year. No weaknesses in internal financial control have resulted in any material losses, contingencies or uncertainty.

Code of Best Practice

In implementing the principles of good governance in accordance with the above statements, the Company has complied throughout the year ended 31st March 2001 with the Code of Best Practice contained within the Combined Code in all respects other than those identified and explained above.

Going Concern

The directors have reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Report
OF THE AUDITORS

Report of the Auditors to the members of CML Microsystems Plc
We have audited the financial statements on pages 10 to 25 which have been prepared under the accounting policies as set out on page 14.

Respective Responsibilities of Directors and Auditors
The directors are responsible for preparing the Annual Report. As described on page 6, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and by our profession's ethical guidance.
We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.
We review whether the statement on page 8 reflects the Company's compliance with the seven provisions of The Combined Code specified for our review by the Stock Exchange and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.
We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of Opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.
We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March 2001 and of the Group's profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Baker Tilly
Chartered Accountants
Registered Auditors
London
18th June 2001



Group

PROFIT AND LOSS ACCOUNT

for the year ended 31st March 2001

	Notes	2001 £	2001 £	2000 £	2000 £
Turnover	2		21,719,181		19,751,447
Cost of sales	3		(6,249,702)		(6,524,404)
Gross Profit			15,469,479		13,227,043
Distribution costs and administrative expenses	3		(10,904,035)		(10,880,029)
			4,565,444		2,347,014
Other operating income	3		193,147		115,782
Exceptional item			-		(556,380)
Operating Profit			4,758,591		1,906,416
Interest receivable	6		565,792		246,782
			5,324,383		2,153,198
Interest payable	7		-		(17,543)
Profit on Ordinary Activities before Taxation			5,324,383		2,135,655
Tax on profit on ordinary activities	8		(1,522,668)		(617,243)
Profit on Ordinary Activities after Taxation					
Parent company		374,596		611,116	
Subsidiary undertakings		3,427,119		907,296	
			3,801,715		1,518,412
Minority interests			12,522		(14,580)
Profit for the Financial Year			3,814,237		1,503,832
Proposed dividend	9		(1,534,054)		(1,216,591)
Retained Profit for the Year	22		2,280,183		287,241
Earnings per Share					
Basic	10		26.38p		10.73p
Diluted	10		25.86p		10.71p

Statement of Total Recognised Gains and Losses	2001 £	2000 £
Profit for the financial year	3,814,237	1,503,832
Currency translation differences on foreign currency net investments	716,026	62,542
Total gains recognised since last Report and Accounts	4,530,263	1,566,374

Turnover and operating profit in the current year all derive from continuing operations. A breakdown of continuing and discontinued activities in respect of the comparative figures is shown within note 27 to the financial statements.

Group BALANCE SHEET
at 31st March 2001

	Notes	2001 £	2001 £	2000 £	2000 £
Fixed Assets					
Tangible assets	12		9,858,010		9,817,079
Current Assets					
Stocks	14	2,037,035		1,681,290	
Debtors	15	2,899,800		3,013,551	
Investments	16	8,733,468		3,893,584	
Cash at bank and in hand		2,172,795		2,957,598	
		15,843,098		11,546,023	
Creditors: Amounts falling due within one year	17	(4,778,060)		(3,855,653)	
Net Current Assets			11,065,038		7,690,370
Total Assets less Current Liabilities			20,923,048		17,507,449
Provisions for liabilities and charges	19		-		(6,445)
Net Assets			20,923,048		17,501,004
Capital and Reserves					
Called up share capital	21		730,501		715,642
Share premium account	22		3,225,877		2,802,379
Capital redemption reserve	22		254,730		254,730
Profit and loss account	22		16,700,579		13,704,370
Shareholders' Funds			20,911,687		17,477,121
Minority interests			11,361		23,883
			20,923,048		17,501,004

Approved by the Board on 18th June 2001 and signed on its behalf by

G.W. Gurry

N.G. Clark

Directors



Group CASH FLOW STATEMENT
for the year ended 31st March 2001

	Notes	2001 £	2001 £	2000 £	2000 £
Net cash inflow from operating activities	26		5,759,281		3,782,866
Returns on investments and servicing of finance					
Interest received		565,792		246,782	
Interest paid		-		(17,543)	
			565,792		229,239
Taxation					
UK corporation tax (paid)/received		(533,035)		182,577	
Overseas tax paid		(301,995)		(746,788)	
			(835,030)		(564,211)
Capital expenditure and financial investment					
Payments to acquire tangible fixed assets		(1,198,904)		(841,166)	
Proceeds from sale of tangible fixed assets		108,276		267,715	
			(1,090,628)		(573,451)
Disposals					
Net proceeds from the sale of subsidiary undertaking			-		60
Equity dividends paid			(1,216,591)		(974,318)
Net cash inflow before financing			3,182,824		1,900,185
Financing					
Issue of ordinary share capital			438,357		472,974
Increase in cash	26		3,621,181		2,373,159

Company BALANCE SHEET
at 31st March 2001

	Notes	2001 £	2001 £	2000 £	2000 £
Fixed Assets					
Tangible assets	12		7,655,629		7,721,252
Investments	13		1,384,421		1,386,771
			9,040,050		9,108,023
Current Assets					
Debtors	15	4,129		69,064	
Cash at bank and in hand		43,058		609,087	
		47,187		678,151	
Creditors: Amounts falling due within one year	17	(2,555,453)		(2,533,289)	
Net Current Liabilities			(2,508,266)		(1,855,138)
Total Assets less Current Liabilities			6,531,784		7,252,885
Capital and Reserves					
Called up share capital	21		730,501		715,642
Share premium account	22		3,225,877		2,802,379
Capital redemption reserve	22		254,730		254,730
Merger reserve	22		315,800		315,800
Profit and loss account	22		2,004,876		3,164,334
Shareholders' Funds			6,531,784		7,252,885

Approved by the Board on 18th June 2001 and signed on its behalf by

G.W. Gurry

N.G. Clark

Directors



Notes TO THE FINANCIAL STATEMENTS

1 ACCOUNTING POLICIES

The financial statements have been prepared in accordance with applicable accounting standards.

The following accounting policies have been used consistently in dealing with items which are considered material in relation to the financial statements.

a Basis of accounting

The financial statements have been prepared under the historical cost convention.

b Turnover

Turnover represents the total amount receivable by the Group for sale of its products to third parties, excluding Value Added Tax.

c Basis of consolidation

These financial statements incorporate the financial statements of the Company and its subsidiary undertakings. No profit and loss account is presented for CML Microsystems Plc as provided by Section 230(3) of the Companies Act 1985.

d Goodwill

Purchased goodwill is capitalised, classified as an asset and amortised over its useful economic life. Prior to the introduction of FRS 10, "Goodwill and Intangible Assets", the Group's policy for goodwill arising on acquisition of a subsidiary undertaking was to write it off directly against reserves.

e Depreciation

Tangible fixed assets are being written off by annual instalments over their estimated useful lives as follows:

Freehold and long leasehold premises		-	2% straight line
Short leasehold premises		-	period of the lease
Plant and equipment:	Fixtures and fittings	-	20% reducing balance
	Other equipment	-	20% & 25% straight line
Motor vehicles		-	25% straight line

f Stocks

Stocks are valued on a first in, first out basis and are stated at the lower of cost and net realisable value. In respect of work in progress and finished goods, cost comprises direct materials, direct labour and a proportion of overhead expenses appropriate to the business.

g Deferred taxation

Deferred taxation is calculated on the liability method. It is provided to the extent that it is considered, with reasonable probability, that a liability will become payable within the foreseeable future.

h Foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rates ruling at the date of the transactions. All differences are taken to the profit and loss account.

The financial statements of the overseas subsidiaries are translated into sterling at the rate of exchange ruling at the balance sheet date. Translation differences are dealt with through reserves.

i Research and development

Research and development expenditure is charged to the profit and loss account when it is incurred.

j Investments

Fixed asset investments are stated at cost less any provision for diminution in value. Investments held as current assets are stated at the lower of cost and net realisable value.

k Pensions

The Group operates several pension schemes. The defined contribution scheme covers certain of its permanent employees and pension costs charged against profits represent the amounts payable to the scheme in respect of the year.

The expected cost of pensions in respect of the Group's defined benefit pension scheme is charged to the profit and loss account so as to spread the cost of pensions over the service lives of employees in the scheme. Variations from the regular cost are spread over the remaining service lives of current employees in the scheme. The pension cost is assessed in accordance with the advice of qualified actuaries.

l Operating leases

Rental payments under operating leases are charged to the profit and loss account on a straight line basis.

2 TURNOVER

The turnover for the year derives from the same class of business as noted in the report of the directors.

	2001	2000
	£	£
Geographical classification of turnover:		
United Kingdom	1,718,989	3,933,857
Western Europe (principally France, Germany, Italy & Scandinavia)	6,017,576	5,550,133
Japan and Far East	7,894,253	5,841,934
North America	4,415,471	3,333,154
Others	1,672,892	1,092,369
	21,719,181	19,751,447

Further segmental information has not been given since in the opinion of the directors, this might be seriously prejudicial to the commercial interests of the Group.

3 OPERATING PROFIT

	2001	2001	2000	2000
Operating profit is stated after charging or crediting:	£	£	£	£
Cost of Sales				
Depreciation		198,432		154,117
Distribution costs		2,277,504		1,992,873
Administrative expenses				
Depreciation	988,420		636,618	
Auditors' remuneration	79,735		71,361	
Auditors' non audit fees	20,600		75,000	
Rentals under operating leases:				
Land and buildings	93,058		83,610	
Other operating leases	2,669		2,456	
Research and development	2,033,763		1,621,309	
Other expenses	5,408,286		6,396,802	
		8,626,531		8,887,156
		10,904,035		10,880,029
Other operating income:				
Profit on sale of tangible fixed assets		68,033		35,718
Other income		125,114		80,064
		193,147		115,782



4 EMPLOYEES

	2001 £	2000 £
Staff costs, including directors, during the year amounted to:		
Wages and salaries	6,670,205	6,637,498
Social security costs	609,809	560,254
Other pension and health care costs	1,070,468	1,032,416
	8,350,482	8,230,168

The average number of employees, including directors, during the year was:	2001 No.	2000 No.
Administration	35	34
Engineering	54	53
Manufacturing	93	129
Selling	29	32
	211	248

5 DIRECTORS' EMOLUMENTS AND DIRECTORS' REMUNERATION REPORT

Directors' emoluments	2001 £	2000 £
Remuneration (including fees)	761,438	556,833
Pension contributions - defined benefit scheme	48,160	36,960
	809,598	593,793

Individual directors' remuneration

	2001				2000			
	Salary £	Benefits in kind £	Pension contributions £	Total £	Salary £	Benefits in kind £	Pension contributions £	Total £
G. W. Gurry	142,000	12,627	-	154,627	127,000	10,048	-	137,048
N. G. Clark	230,000	34,002	23,520	287,522	210,000	31,440	21,280	262,720
G. J. Bates	155,000	24,217	16,240	195,457	145,000	19,345	15,680	180,025
C. A. Gurry	135,000	12,592	8,400	155,992	-	-	-	-
R.J. Shashoua	16,000	-	-	16,000	14,000	-	-	14,000
	678,000	83,438	48,160	809,598	496,000	60,833	36,960	593,793

Pension schemes

The Group operates several pension schemes throughout the United Kingdom and overseas in which some of the directors are included. Full details of these schemes are given in note 11 to the financial statements. The number of directors who were members of pension schemes operated by the Company was:

	2001 No.	2000 No.
Money Purchase Scheme	4	3
Defined Benefit Scheme	3	2

The amount of accrued pension in respect of N.G. Clark, the highest paid director at the end of the year, was £69,708 (2000 £59,902). There is no accrued lump sum.

5 DIRECTORS' EMOLUMENTS AND DIRECTORS' REMUNERATION REPORT *(continued)*

Share options

Options are granted at an exercise price not less than the market price on the last dealing day prior to the date of grant and, under normal circumstances, remain exercisable between the third and seventh anniversaries of the date of grant. The share option schemes cover all Group employees, not just the directors. Further details are provided in note 21 to the financial statements.

Share options	Number of options at 1st April 2000	Exercised during year	Granted during the year	Number of options at 31st March 2001	Exercise price	Market price at date of exercise	Exercise date
G. W. Gurry	-	-	-	-	-	-	-
N. G. Clark	20,000	-	-	20,000	£1.47½	-	26th June 2000 to 25th May 2004
	-	-	15,000	15,000	£2.92½	-	14th June 2003 to 13th May 2007
G. J. Bates	20,000	(20,000)	-	-	£1.47½	£6.20	26th June 2000 to 25th May 2004
	-	-	15,000	15,000	£2.92½	-	14th June 2003 to 13th May 2007
R. J. Shashoua	-	-	-	-	-	-	-
C. A. Gurry	15,000	-	-	15,000	£1.47½	-	26th June 2000 to 25th May 2004
	-	-	15,000	15,000	£2.92½	-	14th June 2003 to 13th May 2007
	55,000	(20,000)	45,000	80,000			

The market price of the Company's shares on 31st March 2001 was 625p (2000 - 225p) and the range for the year was 170p to 892˚p.

The gain made during the year by Mr G. J. Bates on the exercise of share options was £94,500.

6 INTEREST RECEIVABLE

	2001 £	2000 £
Bank interest	565,792	246,782

7 INTEREST PAYABLE

	2001 £	2000 £
On bank overdrafts	-	17,500
On overdue tax	-	43
	-	17,543

8 TAXATION

	2001 £	2000 £
U.K. Corporation tax		
Based on profit for the year	914,983	378,119
Over provision in prior years	-	(317,552)
Deferred taxation	(6,445)	(67,336)
	908,538	(6,769)
Overseas taxation	614,130	624,012
	1,522,668	617,243

9 PROPOSED DIVIDEND

	2001 £	2000 £
10.5p per Ordinary share of 5p (2000 - 8.5p per Ordinary share of 5p)	1,534,054	1,216,591



10 EARNINGS PER ORDINARY SHARE

The calculation of basic earnings per share is based on the earnings attributable to ordinary shareholders, divided by the weighted average number of shares in issue during the year.

The calculation of diluted earnings per share is based on the basic earnings per share, adjusted to allow for the issue of shares on the assumed conversion of all dilutive options.

Reconciliation of the earnings and weighted average number of shares used in the above calculations is set out below:

	Earnings	Weighted average number of shares	Earnings per share	Earnings	Weighted average number of shares	Earnings per share
	2001	2001	2001	2000	2000	2000
	£		p	£		p
Basic earnings per share	3,814,237	14,460,886	26.38	1,503,832	14,013,840	10.73
Diluted earnings per share						
Basic earnings per share	3,814,237	14,460,886	26.38	1,503,832	14,013,840	10.73
Dilutive effect of share options	-	289,577	(0.52)	-	29,224	(0.02)
Diluted earnings per share	3,814,237	14,750,463	25.86	1,503,832	14,043,064	10.71

11 PENSION COMMITMENTS/PROFIT SHARE PLAN

The Group operates several pension schemes throughout the United Kingdom and overseas. The major scheme which covers approximately 60% of scheme members is a UK defined benefit scheme. The assets of the defined benefit scheme are held in a separate trustee administered fund. In addition, the Group operates a UK defined contribution scheme covering certain of its permanent employees. MX.COM INC. operates a 401(K) trustee profit sharing plan for eligible employees. The total pension cost for the Group was £900,675 (2000 - £860,219) of which £173,058 (2000 - £147,075) relates to the overseas scheme. The pension cost relating to the UK defined benefit scheme is assessed in accordance with the advice of qualified actuaries using the projected unit method which assesses the pension accrued at the valuation date and the cost of pension accruing in the future.

The latest actuarial assessment of the defined benefit scheme was as at 6th April 1999. The assumptions which have the most significant affect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. It was assumed that the investment return would be 6.5% per annum, that salary increases would average 6% per annum and all pensions that accrued prior to 6th April 1997 will increase in payment at a rate of 3% per annum compound. All pensions accrued from 6th April 1997 will increase in payment in line with the Retail Prices Index, subject to a maximum of 5% per annum compound (this is known as Limited Price Indexation) and a minimum of 3% per annum compound.

At the date of the latest actuarial valuation, the market value of the assets of the UK defined benefit scheme was £5,923,172 and the scheme is 120% solvent on the Minimum Funding Requirement Basis. The actuarial value of assets expressed as a percentage of the accrued service liabilities was 88% after allowing for expected future increases in earnings. The reduction from 105% benefits cover shown as at the 6th April 1996 actuarial valuation is principally due to unfavourable annuity rates and the loss of tax credit on dividends from UK equities as a result of changes in the July 1997 Budget.

12 TANGIBLE FIXED ASSETS

	Freehold Land and Buildings £	Long Leasehold Land and Buildings £	Short Leasehold Buildings £	Plant and Equipment £	Motor Vehicles £	TOTAL £
Group						
Cost						
At 1st April 2000	7,613,065	1,485,471	12,062	8,861,244	645,579	18,617,421
Additions	48,010	-	5,691	740,530	404,673	1,198,904
Disposals	-	-	-	(62,615)	(388,435)	(451,050)
Exchange difference	93,067	-	-	221,460	1,297	315,824
At 31st March 2001	7,754,142	1,485,471	17,753	9,760,619	663,114	19,681,099
Depreciation						
At 1st April 2000	683,140	241,618	9,045	7,439,573	426,966	8,800,342
Charge for the year	116,405	25,047	1,954	861,460	181,986	1,186,852
Relating to disposals	-	-	-	(61,472)	(349,335)	(410,807)
Exchange difference	43,893	-	-	201,512	1,297	246,702
At 31st March 2001	843,438	266,665	10,999	8,441,073	260,914	9,823,089
Net Book Value						
At 31st March 2001	6,910,704	1,218,806	6,754	1,319,546	402,200	9,858,010
At 31st March 2000	6,929,925	1,243,853	3,017	1,421,671	218,613	9,817,079

	Freehold Land and Buildings £	Long Leasehold Land and Buildings £	TOTAL £
Company			
Cost			
At 1st April 2000	6,850,896	1,485,471	8,336,367
Additions	48,010	-	48,010
At 31st March 2001	6,898,906	1,485,471	8,384,377
Depreciation			
At 1st April 2000	373,497	241,618	615,115
Charge for the year	88,586	25,047	113,633
At 31st March 2001	462,083	266,665	728,748
Net Book Value			
At 31st March 2001	6,436,823	1,218,806	7,655,629
At 31st March 2000	6,477,399	1,243,853	7,721,252



13 FIXED ASSET INVESTMENTS

	Group 2001 £	Company 2001 £
Investment in subsidiary undertakings:		
Cost		
At 1st April 2000 and 31st March 2001	-	1,222,973
Advances to subsidiaries		
At 1st April 2000	-	163,798
Reduction in advances	-	(2,350)
At 31st March 2001	-	161,448
Net Book Value		
At 31st March 2001	-	1,384,421
At 31st March 2000	-	1,386,771

Details of the subsidiary undertakings of the Company are as follows:

Name	Country of incorporation	Percentage held		Holding
Consumer Microcircuits Limited	England	100%	Trading in England	Direct
MX-COM INC.	U.S.A.	100%	Trading in U.S.A.	Direct
Integrated Micro Systems Limited	England	100%	Trading in England	Direct
CML Microcircuits (Singapore) Pte Ltd	Singapore	100%	Trading in Singapore	Direct
Radio Data Technology Limited	England	100%	Trading in England	Direct
Skyline Communications Limited	England	100%	Non-trading	Indirect
Applied Technology (UK) Limited	England	100%	Non-trading	Direct
Traffic Control Consultants Limited	England	100%	Non-trading	Direct

All of the above trading companies are involved in the design, manufacture and marketing of specialised electronic devices for use in the telecommunications, radio and data communications industries.

14 STOCKS

	Group 2001 £	Group 2000 £
Raw materials	1,160,837	837,343
Work in progress	292,177	445,214
Finished goods	584,021	398,733
	2,037,035	1,681,290

15 DEBTORS

	Group 2001 £	Group 2000 £	Company 2001 £	Company 2000 £
Amounts falling due within one year:				
Trade debtors	2,603,810	2,564,319	-	-
Other debtors	50,625	415,099	4,129	67,553
Corporation Tax recoverable	106,502	-	-	-
Prepayments and accrued interest	138,863	34,133	-	1,511
	2,899,800	3,013,551	4,129	69,064

16 CURRENT ASSET INVESTMENTS

	Group 2001 £	Group 2000 £	Company 2001 £	Company 2000 £
Bank and Certificates of Deposit	8,733,468	3,893,584	-	-

17 CREDITORS

Amounts falling due within one year	Group 2001 £	Group 2000 £	Company 2001 £	Company 2000 £
Trade creditors	1,339,128	1,169,986	-	-
Amounts owed to group undertakings	-	-	769,287	1,178,778
Dividends payable	1,534,054	1,216,591	1,534,054	1,216,591
Corporation tax	720,720	443,531	61,842	36,293
Other taxation and social security costs	411,261	389,536	99,121	40,239
Other creditors	146,476	106,211	79,053	51,391
Accruals and deferred income	626,421	529,798	12,096	9,997
	4,778,060	3,855,653	2,555,453	2,533,289

18 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

Financial Instruments
The Group's financial instruments comprise cash balances, current asset investments and items such as trade debtors and trade creditors that arise directly from its operations.
Financial instruments such as investments in and advances to subsidiary undertakings and short term debtors and creditors have been excluded from the disclosures below.

The Group has little exposure to credit and cash flow risk. It is, and has been throughout the year under review, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are interest rate/liquidity risk and foreign currency risk. The policies for managing these risks are summarised below and have been applied throughout the year.

Interest Rate/Liquidity Risk
Cash balances are placed so as to maximise interest earned while maintaining the liquidity requirements of the business. The directors regularly review the placing of cash balances.

The gross overdraft facility provided by the Group's principal bankers is £500,000 which is subject to renewal on 16th February 2002.

Foreign Currency Risk
The Group has overseas operations in the USA and Singapore. As a result, the Group's sterling balance sheet could be affected by movements in the US dollar and Singapore dollar to sterling exchange rates. The Group has no significant currency exposure generating gains or losses within the profit and loss account. Foreign currency assets and liabilities generate no gain or loss in the profit and loss account because they are denominated in the currency of the Group operation to which they belong. At 31st March 2001, the Group had net monetary assets denominated in foreign currencies of £8.10 million (2000 - £5.57 million), approximately 89% (2000 - 90%) of which were denominated in US dollars.

Financial Assets

	Floating Rate 2001 £	Floating Rate 2000 £
Sterling	4,938,428	2,589,587
US Dollar	5,406,985	3,862,527
Singapore Dollar	560,850	399,068
	10,906,263	6,851,182

The floating rate assets consist of short term cash deposits.
The fair value of the Group's financial assets are considered to be the same as this carrying value.

Financial Liabilities
The Group has no financial liabilities, other than short term creditors.



19 PROVISIONS FOR LIABILITIES AND CHARGES

	Deferred Taxation (note 20)	Total
Group	£	£
At 1st April 2000	6,445	6,445
Released to Profit and Loss account	(6,445)	(6,445)
At 31st March 2001	-	-

20 DEFERRED TAXATION

Group	Provision at 1st April 2000	Released to Profit and Loss Account	Provision at 31st March 2001
	£	£	£
Deferred taxation	6,445	(6,445)	-

	Amount provided 2001	Amount provided 2000	Amount unprovided 2001	Amount unprovided 2000
	£	£	£	£
The amount of deferred taxation is made-up as follows:				
Excess capital allowances	-	6,445	530,000	516,000
Company				
The amount of deferred taxation is made-up as follows:				
Excess capital allowances	-	-	530,000	516,000

21 SHARE CAPITAL

	2001	2000
	£	£
Authorised		
25,000,000 Ordinary shares of 5p each (2000 - 25,000,000 Ordinary shares of 5p each)	1,250,000	1,250,000
Issued		
14,610,029 Ordinary shares of 5p each (2000 - 14,312,838 Ordinary shares of 5p each)	730,501	715,642

During the year 297,191 Ordinary Shares of 5p each were issued for a total consideration of £438,357 as a result of employees and directors exercising share options.

Share options

On 28th July 1993 the Company approved at the Annual General Meeting a share option scheme with 1,835,000 Ordinary shares of 5p each available for issue. At 31st March 2001 options had been granted on 1,261,815 Ordinary shares of 5p each (2000 - 1,087,950 Ordinary shares of 5p each) from the scheme.

On the 2nd August 2000 the Company approved at the Annual General Meeting a second scheme, which was United Kingdom Inland Revenue Approved. At 31st March 2001 options had been granted on 245,735 Ordinary Shares of 5p each from the scheme.

Under the two schemes the Company has the authority to grant options over up to 10% of the issued share capital.

The number of shares over which options remained in force at the year end and their exercise period and price was:

	Ordinary Shares of 5p each	
	2001	2000
	No.	No.
From 22nd November 1998 to 23rd October 2002 at £1.20	4,000	5,280
From 26th June 2000 to 25th May 2004 at £1.47½	117,621	421,588
From 10th August 2002 to 9th July 2006 at £0.95	25,000	25,000
From 14th June 2003 to 13th May 2007 at £2.92½	407,845	-

Notes
TO THE FINANCIAL STATEMENTS
continued

22 RESERVES

	Group		Company	
	2001	2000	2001	2000
	£	£	£	£
Share premium account				
At 1st April 2000	2,802,379	2,349,106	2,802,379	2,349,106
Issue of Ordinary Shares of 5p each	423,498	453,273	423,498	453,273
At 31st March 2001	3,225,877	2,802,379	3,225,877	2,802,379
Capital redemption reserve				
At 1st April 2000 and 31st March 2001	254,730	254,730	254,730	254,730
Merger reserve				
At 1st April 2000 and 31st March 2001	-	-	315,800	315,800
Profit and loss account				
At 1st April 2000	13,704,370	13,354,587	3,164,334	3,769,809
Translation exchange difference	716,026	62,542	-	-
	14,420,396	13,417,129	3,164,334	3,769,809
Retained profit/(loss) for the year	2,280,183	287,241	(1,159,458)	(605,475)
At 31st March 2001	16,700,579	13,704,370	2,004,876	3,164,334

At 31st March 2001, cumulative goodwill written off against Group reserves amounted to £545,726 (2000 - £545,726)

Reconciliation of movements in equity shareholders' funds

	Group		Company	
	2001	2000	2001	2000
	£	£	£	£
Total recognised gains and losses relating to the year	4,530,263	1,566,374	374,596	611,116
Dividends proposed	(1,534,054)	(1,216,591)	(1,534,054)	(1,216,591)
	2,996,209	349,783	(1,159,458)	(605,475)
New share capital subscribed	438,357	472,974	438,357	472,974
Net increase/(decrease) in shareholders' funds	3,434,566	822,757	(721,101)	(132,501)
Opening shareholders' funds	17,477,121	16,654,364	7,252,885	7,385,386
Closing shareholders' funds	20,911,687	17,477,121	6,531,784	7,252,885



23 CAPITAL COMMITMENTS

Capital commitments which have been contracted for but for which no provision has been made in these financial statements are £nil (2000 - £nil).

24 CONTINGENT LIABILITIES

The Company has given guarantees to third parties amounting to £100,000 (2000 - £100,000).

25 OPERATING LEASE COMMITMENTS

At 31st March 2001 the Group was committed to make the following payments during the next year in respect of operating leases.

	Land and Buildings		Other	
	2001	2000	2001	2000
	£	£	£	£
Leases which expire within 1 year	-	-	2,669	-
Leases which expire within 2 to 5 years	65,562	45,347	-	2,456
Leases which expire after 5 years	36,414	36,414	-	-
	101,976	81,761	2,669	2,456

26 NOTES TO THE GROUP CASH FLOW STATEMENT

	2001	2000
	£	£
Reconciliation of operating profit to net cash inflow from operating activities.		
Operating profit	4,758,591	1,906,416
Depreciation	1,186,852	790,735
Profit on sale of tangible fixed assets	(68,033)	(35,718)
(Increase)/decrease in stocks	(355,745)	568,974
(Increase)/decrease in debtors	(90,139)	1,813,233
Increase/(decrease) in creditors	327,755	(1,260,774)
Net cash inflow from operating activities	5,759,281	3,782,866

Reconciliation of net cash flow to movement in funds.	2001	2000
	£	£
Increase in cash in the year	3,621,181	2,373,159
Translation difference	433,900	55,562
Movement in funds in the year	4,055,081	2,428,721
Funds at 1st April 2000	6,851,182	4,422,461
Funds at 31st March 2001	10,906,263	6,851,182

26 NOTES TO THE GROUP CASH FLOW STATEMENT *(continued)*

Analysis of changes in funds.	Funds at 1st April 2000	Cashflow	Exchange movement	Funds at 31st March 2001
	£	£	£	£
Cash at bank and in hand	2,957,598	(871,247)	86,444	2,172,795
Current asset investments	3,893,584	4,492,428	347,456	8,733,468
Total	6,851,182	3,621,181	433,900	10,906,263

27 YEAR END 2000 BREAKDOWN OF COMPARATIVE FIGURES

	2000 Total	Continuing Activities	Discontinued Activities
	£	£	£
Turnover	19,751,447	17,759,090	1,992,357
Cost of sales	(6,524,404)	(5,030,320)	(1,494,084)
Gross Profit	13,227,043	12,728,770	498,273
Distribution costs and administrative expenses	(10,880,029)	(9,692,958)	(1,187,071)
	2,347,014	3,035,812	(688,798)
Other operating income	115,782	115,782	-
Exceptional item	(556,380)	-	(556,380)
Operating Profit/(Loss)	1,906,416	3,151,594	(1,245,178)
Interest receivable	246,782	246,782	-
	2,153,198	3,398,376	(1,245,178)
Interest payable	(17,543)	(43)	(17,500)
Profit/(Loss) on Ordinary Activities before Taxation	2,135,655	3,398,333	(1,262,678)

28 LISTINGS

CML Microsystems Plc Ordinary shares are traded on the Official List of the London Stock Exchange. They are also traded in the form of American Depositary Shares ("ADS's") as evidenced by American Depositary Receipts ("ADR's") in the United States on the over-the-counter market. The ADR's are administered by The Bank of New York, American Depositary Receipts Department, 22nd Floor, 101 Barclay Street, New York, NY 10286.
(SEAQ number: *11508# : CUSIP Number: 125822 20 5).

29 APPROVAL OF FINANCIAL STATEMENTS

These financial statements were formally approved by the Board of Directors on 18th June 2001.



Results
IN US DOLLARS

UNDER UK ACCOUNTING PRINCIPLES

	2001 $	2000 $
Revenue	30,878,160	31,509,483
Income before tax	7,569,675	3,407,010
Net Income per ADR	$0.75	$0.34
Assets		
Cash	15,505,434	10,929,691
Accounts receivable	3,701,837	4,090,858
Inventories	2,896,053	2,682,162
Prepaid expenses	197,422	54,452
Other receivables	223,387	662,207
Total current assets	22,524,133	18,419,370
Property, plant and equipment	14,015,133	15,661,186
Total assets	36,539,266	34,080,556
Liabilities		
Accounts payable	1,903,838	1,866,479
Other accounts payable and accrued expenses	1,683,517	1,636,052
Income taxes	1,024,648	707,565
Dividends proposed and accrued	2,180,965	1,940,828
Total current liabilities	6,792,968	6,150,924
Deferred income taxes	-	10,282
Total liabilities	6,792,968	6,161,206
Shareholders' equity		
Ordinary shares	1,038,553	1,141,664
Share premium	4,586,229	4,470,635
Capital redemption reserve	362,150	406,371
Retained earnings	23,743,213	21,862,581
Total shareholders' equity	29,730,145	27,881,251
Total liabilities and shareholders' equity	36,523,113	34,042,457

The exchange rate used to translate the 2001 figures is that ruling at the 2001 balance sheet date £1 = $1.4217 (2000 - £1 = $1.5953).

Results
IN US DOLLARS

UNDER US ACCOUNTING PRINCIPLES

Reconciliation to US Accounting Principles

The following is a summary of the estimated adjustments to profit and shareholders' funds which would be required if US GAAP had been applied instead of UK GAAP.

Profit attributable to shareholders	2001	2000	2001	2000
	£000	£000	$000	$000
Profit attributable to shareholders as reported in the Group profit and loss account	3,814	1,504	5,423	2,399
Estimated adjustments				
Goodwill amortisation	(13)	(13)	(18)	(21)
Deferred income taxes	(14)	(218)	(20)	(348)
Estimated profit attributable to shareholders (net income) as adjusted to accord with US GAAP	3,787	1,273	5,385	2,030

Earnings	Per Share	Per Share	Per ADR	Per ADR
Primary	26.19p	9.08p	$0.74	$0.29

Shareholders' funds	2001	2000	2001	2000
	£000	£000	$000	$000
Shareholders' funds as reported in the Group balance sheet	20,912	17,477	29,730	27,881
Estimated adjustments				
Capitalisation of goodwill	546	546	776	871
Cumulative amortisation of goodwill	(114)	(101)	(162)	(161)
Deferred income taxes	(530)	(516)	(753)	(823)
Dividends	1,534	1,217	2,181	1,941
Estimated Ordinary shareholders' equity as adjusted to accord with US GAAP	22,348	18,623	31,772	29,709

The following are the main differences between UK GAAP and US GAAP which have an effect on the presentation of the Group net income and shareholders' equity of CML Microsystems Plc.

a Goodwill

Under UK GAAP CML has in earlier years written off goodwill, representing the excess of cost over the fair value attributable to the net assets acquired, directly to reserves in the year of acquisition. US GAAP requires that goodwill be recorded on the balance sheet as an intangible asset. The goodwill is required to be amortised over its estimated useful life or a period not to exceed 40 years. For the purpose of US GAAP, CML is amortising goodwill on a straight line basis principally over 40 years.

b Deferred Taxation

Under UK GAAP, provision is made for deferred taxation using the liability method for timing differences to the extent that it is probable that the liability will crystallise in the foreseeable future. Under US GAAP, deferred taxation has been provided for in full.

c Proposed Final Dividends

Under UK GAAP, dividends proposed after the end of an accounting period in respect of that accounting period are deducted in arriving at retained earnings at the end of that period. US GAAP does not recognise proposed final dividends as a reduction of retained earnings as they are declared after the year end.

d Earnings per Ordinary Share

In CML's Group financial statements, basic earnings per Ordinary share are calculated on the net income basis and are computed using the weighted average number of Ordinary shares in issue during the year. Under US GAAP, primary earnings per share are computed using the weighted average number of Ordinary and Ordinary share equivalents outstanding during each year. Ordinary share equivalents include Ordinary shares issuable upon the exercise of share options.

An ADR is equal to two Ordinary shares of the Company.



Notice
OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of CML Microsystems Plc will be held at Pontlands Park, West Hanningfield Road, Gt. Baddow, N[R] Chelmsford, Essex, CM2 8HR, on Wednesday 1st August 2001 at 12.00 noon to transact the following business:

ORDINARY BUSINESS

1. To receive and adopt the Company's financial statements and the reports of the directors and auditors for the year ended 31st March 2001.
2. To declare a dividend for the year ended 31st March 2001.
3. To re-elect R. J. Shashoua who retires from the Board by rotation.
4. To re-appoint Baker Tilly as auditors and authorise the directors to approve their remuneration.
5. To transact any other ordinary business.

SPECIAL BUSINESS

Ordinary Resolution

To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

To renew the authority as given in the general meeting on 2nd August 2000 to the Company to make market purchases of the Ordinary shares of 5p each in the capital of the Company as follows:

That the Company be and is hereby authorised to make market purchases (within the meaning of Section 163 of the Companies Act 1985) of the Ordinary shares of 5p each in the capital of the Company provided that:

(i) the maximum number of Ordinary shares hereby authorised to be acquired is 2,191,500 shares representing approximately 15% of the current issued share capital;

(ii) the minimum price which may be paid for such shares is the nominal value of 5p per share;

(iii) the maximum price which may be paid for such shares is, in respect of a share contracted to be purchased on any day, an amount equal to 105 per cent of the average price of business done, as derived from the London Stock Exchange Daily Official List for the ten business days immediately preceding the day on which the share is contracted to be purchased;

(iv) the authority hereby conferred shall expire on the date of the next Annual General Meeting of the Company or the date fifteen months after the passing of this resolution (whichever shall be the earlier) unless and to the extent that such authority is renewed or extended prior to or on such date and

(v) the Company may make a contract to purchase its own shares under the authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of its own shares in pursuance of any such contract.

Special Resolution

To consider, and if thought fit, pass the following resolution as a Special Resolution:

The powers of the directors pursuant to Section 95 of the Companies Act 1985 to allot equity securities (as defined by Section 94 of the Companies Act 1985) in the terms set out in Article 7 of the Company's Articles of Association as if Section 89(1) of the Companies Act did not apply to the allotment, be and are hereby renewed for a period commencing on the date of the passing of this Resolution and expiring on the date of the next Annual General Meeting of the Company or the date fifteen months after the passing of this resolution (whichever shall be the earlier) up to a nominal amount of £36,500.

Oval Park
Langford, MALDON
Essex CM9 6WG

By order of the Board
N.G. Clark Secretary
18th June 2001

General Notes

A member who is entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead.
A proxy need not also be a member of the Company. A proxy card is enclosed.
It is proposed to pay the dividend, if approved, on 3rd August 2001 to shareholders registered on 6th July 2001.

Shareholder
INFORMATION

CML Microsystems Plc Share Price - *for the year ended 31st March 2001*



£10
£9
£8
£7
£6
£5
£4
£3
£2
£1
£0
Apr 2000
May 2000
Jun 2000
Jul 2000
Aug 2000
Sep 2000
Oct 2000
Nov 2000
Dec 2000
Jan 2001
Feb 2001
Mar 2001

FTSE 100 Index - *for the year ended 31st March 2001*



6750
6500
6250
6000
5750
5500
5250
5000
Apr 2000
May 2000
Jun 2000
Jul 2000
Aug 2000
Sep 2000
Oct 2000
Nov 2000
Dec 2000
Jan 2001
Feb 2001
Mar 2001

TechMark Index - *for the year ended 31st March 2001*



4700
4450
4200
3950
3700
3450
3200
2950
2700
2450
2200
1950
1700
Apr 2000
May 2000
Jun 2000
Jul 2000
Aug 2000
Sep 2000
Oct 2000
Nov 2000
Dec 2000
Jan 2001
Feb 2001
Mar 2001

Financial Calendar

2001	
6th July	Shares go ex dividend
1st August	Annual General Meeting
3rd August	Dividend payment date *(subject to approval at Annual General Meeting)*
30th September	Half-Year end
20th November	Anticipated date for Interim Results announcement
2002	
31st March	Year end
11th June	Anticipated date for preliminary announcement of Year end 31st March 2002 results

Contact Information

CML Microsystems Plc.

Oval Park
Langford
MALDON
Essex
CM9 6WG
England

Tel: +44 (0)1621 875500
Fax: +44 (0)1621 875600
e-mail: group@cmlmicro.com
Web: www.cmlmicro.com


Consumer Microcircuits Limited
COMMUNICATION SEMICONDUCTORS

Consumer Microcircuits Limited
Oval Park - Langford - Maldon
Essex - CM9 6WG - England
Tel: [44] (0)1621 875500
Fax: [44] (0)1621 875600
e-mail: sales@cmlmicro.co.uk
www.cmlmicro.co.uk


CML Microcircuits (Singapore) Pte Ltd
COMMUNICATION SEMICONDUCTORS

Consumer Microcircuits (Singapore) Pte Limited
No. 2 Kallang Pudding Road
09-05/06 Mactech Industrial Building - Singapore
349307
Tel: [65] 7450426
Fax: [65] 7452917
e-mail: sales@cmlmicro.com.sg
www.cmlmicro.com.sg

MX•COM, INC.
COMMUNICATION SEMICONDUCTORS

MX-COM, INC.
4800 Bethania Station Road - Winston-Salem
NC 27105 - USA
Tel: [1] 336 744 5050
Fax: [1] 336 744 5054
e-mail: mxsales@mxcom.com
www.mxcom.com


Integrated Micro Systems Limited
ASIC SOLUTIONS from CONCEPT to DEVICES

Integrated Micro Systems Limited
10 Riverside - Medway City Estate
Rochester - Kent ME2 4DP - England
Tel: [44] (0)1634 714285
Fax: [44] (0)1634 715298
e-mail: ims@ims.co.uk
www.ims.co.uk


RDT

Radio Data Technology Limited
2 Taber Place - Crittall Road - Witham
Essex - CM8 3YP - England
Tel: [44] (0)1376 501255
Fax: [44] (0)1376 501312
e-mail: sales@radiodata.co.uk
www.radiodata.co.uk



CML Microsystems Plc

Oval Park - Langford - Maldon - Essex - CM9 6WG - England